UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No. 6)*

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

153435-10-2 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 153435-10-2	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

William V. Carey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐ Not Applicable
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

3,874,406 (see item no. 4)
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

3,874,406 (see item no. 4)
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,874,406 (see item no. 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.06%
12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 153435-10-2	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

William V. Carey Stock Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
Not Applicable
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

1,700,122 (See item No. 4)
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

1,700,122 (See item No. 4)
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,700,122 (See item No. 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.42%
12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 153435-10-2	13G	Page 4 of 6 Pages

Item 1	(a).	Name of Issuer:

Central European Distribution Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Two Bala Plaza, Suite 300 Bala Cynwyd, PA 19004

Item 2	(a).	Name of Person Filing:

William V. Carey

William V. Carey Stock Trust (the “Trust”)

Item 2	(b).	Address of Principal Business Office, or if None, Residence:

The address for each of William V. Carey and the Trust is 1602 Cottagewood Drive, Brandon, Florida 33511

Item 2	(c).	Citizenship:

William V. Carey is a citizen of the United States of America.

The Trust is organized under the laws of the State of Florida.

Item 2	(d).	Title of Class of Securities:

Common Stock par value $0.01 (the “Shares”)

Item 2	(e).	CUSIP Number:

153435-10-2

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

CUSIP No. 153435-10-2	13G	Page 5 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of December 31, 2006: William V. Carey beneficially owned 3,874,406 Shares, consisting of 1,922,097 Shares of the Issuer’s Common Stock; 1,700,122 shares of the Issuer’s Common Stock owned by the Trust; and options to purchase 252,187 Shares of the Issuer’s Common Stock that may be exercised within 60 days of December 31, 2006. This amount does not include 202,500 Shares owned by Mr. Carey’s spouse. Mr. Carey disclaims beneficial ownership of those shares owned by his spouse.

As of December 31, 2006: The Trust owned 1,700,122 Shares of the Issuer’s Common Stock. Mr. Carey is the sole beneficiary of the Trust and is the co-trustee of the Trust with his sister.

(b) Percent of class:

As of December 31, 2006: The 1,922,097 Shares owned by Mr. Carey constituted 4.99% of the Shares outstanding.

As of December 31, 2006: The 3,874,406 Shares beneficially owned by Mr. Carey constituted 10.06% of the Shares outstanding.

As of December 31, 2006: The 1,700,122 Shares owned by the Trust constituted 4.42% of the Shares outstanding.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Mr. Carey has the sole power to vote or direct the vote as to the 1,922,097 Shares owned by him and the 1,700,122 shares owned by the Trust.

(ii) Shared power to vote or to direct the vote: Not Applicable

(iii) Sole power to dispose or to direct the disposition of:

Mr. Carey has the sole power to dispose or direct the disposition of the 1,922,097 Shares owned by him and the 1,700,122 shares owned by the Trust.

(iv) Shared power to dispose or to direct the disposition of: Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof the Trust has ceased to be the beneficial owner of more than five percent of the class of securities ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to Schedule 13G is true, complete and correct.

February 14, 2007	/s/ William V. Carey
William V. Carey, Individually and as a Trustee of the William V. Carey Stock Trust

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of an amendment to a statement on Schedule 13G (including any and all prior such statements and subsequent amendments thereto) with respect to the common stock, par value $0.01 per share, of Central European Distribution Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 14th day of February, 2007.

WILLIAM V. CAREY

/s/ William V. Carey

WILLIAM V. CAREY REVOCABLE TRUST

By:	/s/ William V. Carey
Name:	William V. Carey
Title:	Co-Trustee